FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 November 2010

HSBC AGREES SALE OF EVERSHOLT RAIL GROUP

HSBC has agreed to sell Eversholt Rail Group (Eversholt) to Eversholt Investment Group, a consortium consisting of investment funds managed by 3i Infrastructure plc, Morgan Stanley Infrastructure Partners and STAR Capital Partners. The transaction values Eversholt's gross assets at approximately £2.1 billion ($3.34 billion), which is modestly above the carrying value at which such assets are stated in HSBC's accounts.

Eversholt, one of the UK's leading rolling stock companies, owns approximately one third of the UK's rolling stock. It provides a comprehensive range of rolling stock leases and asset management services for the UK rail passenger and freight markets.

The transaction is expected to complete during the fourth quarter, 2010.

Media enquiries to Jezz Farr on +44 (0)20 7991 3124 or at jezz.farr@hsbc.com

Notes to editors:

1.  Eversholt Rail Group
The Eversholt Rail Group comprises three holding companies: European Rail Finance Holdings Limited, Eversholt Rail Holdings (UK) Limited, and Eversholt Finance Holdings Limited. They in turn have a further seven subsidiary companies: Eversholt Depot Finance (UK) Limited, Eversholt Rail (UK) Limited, Eversholt Rail (380) Limited, Eversholt Rail (365) Limited, European Rail Finance Limited ("ERFL"); European Rail Finance (GB) Limited, and Eversholt Funding plc.

2.  3i Infrastructure plc
3i Infrastructure plc is a Jersey-incorporated, closed-ended investment company that invests in infrastructure businesses and assets and is regulated by the Jersey Financial Services Commission. The Company listed on the London Stock Exchange in March 2007, raising £703 million in an initial public offering and a further £115 million in a subsequent placing and open offer in July 2008. The Company is a constituent of the FTSE 250 index. It aims to build a diversified portfolio of infrastructure investments across the globe, but with an initial focus on Europe, Asia and North America. 3i Investments plc, a wholly-owned subsidiary of 3i Group plc, is authorised and regulated in the UK by the Financial Services Authority and acts as Investment Adviser to 3i Infrastructure plc.

3.  Morgan Stanley Infrastructure Partners
Morgan Stanley Infrastructure Partners, with $4 billion in equity under management, is a leading infrastructure investment platform that focuses on long-term investments in infrastructure assets associated with providing essential public goods and services to societies across the globe. With offices in North America, Europe and Asia, Morgan Stanley Infrastructure is part of the Merchant Banking Division within Morgan Stanley Investment Management. Morgan Stanley Investment Management has approximately $273 billion in assets under management or supervision as of September 30, 2010. For further information about Morgan Stanley Infrastructure, please visit www.morganstanley.com/infrastructure.

4.  STAR Capital Partners
STAR Capital is an independent investment fund manager with over €1 billion of equity funds under management. It was established in 2000 to acquire and develop capital assets and capital asset-based business, either independently or in partnership with existing owners/industry partners.

5.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                      Date: 04 November, 2010